Michael R. McAlevey
Vice President and
Chief Corporate, Securities & Finance Counsel

3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2967
F + 1 203 373 3079
michael.mcalevey@ge.com

March 8, 2010

VIA EDGAR and FASCIMILE (703) 813-6985
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

March 8, 2010

VIA EDGAR and FASCIMILE (703) 813-6985
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	General Electric Company Post-effective Amendment No. 2 to Form S-3 Filed February 22, 2010 File No. 333-155580

Dear Ms. Breslin:

The General Electric Company (the “Company”) received your letter dated March 2, 2010 regarding comments to the above-referenced filing.  We appreciate the Division’s review and are hereby providing our response to your comment.  To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

General

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We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2009 into this registration statement.  We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement.  Before this registration statement will be declared effective, you should either (1) file your definitive proxy statement with all required information: or (2) include in your form 10-K the information required by Part III.  Refer to Question 123.01 of our Securities Act Forms, Compliance & Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

We filed our definitive proxy statement with the Commission at 1:00 p.m. on March 5, 2010, thereby incorporating by reference the Part III information into our

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Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed on February 19, 2010.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comment.  Please do not hesitate to contact Lori Zyskowski of General Electric Company, Corporate and Securities Counsel to the Company, at 203-373-2227 with any questions regarding this matter.

Sincerely,
/s/ Michael R. McAlevey
Name:	Michael R. McAlevey, Esq.
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

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